December 12, 2006

Mr Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr Rosenberg,

BIOPROGRESS PLC ( the “Company”)

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

FORM 6-K FILED SEPTEMBER 6, 2006

FILE NO 000-50994

Further to your letter of November 8, 2006 in respect of comments you have raised regarding the Company’s above named filings, please find detailed below the Company’s responses to these matters. BioProgress’ responses have been numbered in the same order as your comments for ease of reference.

1)	During 2004 the only acquisition completed by the group was for certain trade and assets from Aquafilm LLC. The professional fees in connection with this acquisition amounting to $196,181 were not capitalised under SFAS 141 as the Company did not acquire an equity investment as part of the transaction.

2)	The Cost of Revenues disclosed on page 26, $2,859,191, is correct as it only includes cost of materials and services purchased with other costs mainly comprising staff costs being disclosed separately in the Statement of Operations. The 2004 figure of $3,136,504 is incorrect and should be $1,012,130. The difference of $2,124,374 from the figure disclosed for 2004 of $3,136,504 relates to costs that should have been disclosed in General and Administrative Expenses for that year.

3)	The $1,949,723 included in work in progress inventory at December 31, 2004 was in respect of costs incurred up to that date for the production of a machine. The Company had signed a contract to deliver this machine to a customer for a price in excess of the work in progress inventory value and therefore the Company considered it appropriate to include this amount in inventory at that time. Management did not consider at that time that this expenditure met the definition of development expenditure as set out in SFAS 2. During 2005 it became apparent after discussions with the customer that further significant development work would be required before the machine would meet the customer’s requirements and it was agreed that the contract with the customer should be renegotiated. The revenues to be generated from the sale of this machine were lower than the costs incurred and therefore Management considered it appropriate to reduce the carrying value of the work in progress inventory accordingly. The excess expenditure over the expected sales revenues was considered to be development expenditure and therefore Management considered this to be the most appropriate heading in the Statement of Operations to charge this expenditure to.

4)	The disclosure on page F-17 is incorrect as the 3,500,000 and 4,000,000 options granted during 2005 to Mr Farrow and Mr Trevillion respectively did vest as disclosed on page 34. We consider that these options do fall within the scope of SFAS 123(R) for 2006. An independent firm has carried out a valuation of these options to determine the fair value at the date of grant. This fair value expense will be recorded in the Company’s financial statements for the year ended December 31, 2006.

5)	We can confirm that Grant Thornton have resigned as the Company’s auditors and KPMG have been appointed in their place and will therefore audit the Company’s financial statements for the year ending December 31, 2006.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Faithfully

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer